MAIL STOP 3561

      August 23, 2005

James P. Wilson, Chief Executive Officer
JK Acquisition Corp.
1775 Broadway, Ste. 604
New York, NY  10019

      Re:	JK Acquisition Corp.
   Amendment No. 4 to Registration Statement on
   Form S-1
   Filed August 12, 2005
   File No. 333-125211

Dear Mr. Wilson,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Principal Stockholders, page 38

1. We note your response to comment 10 of our letter dated August
1,
2005. Exhibit 10.11 continues to indicate that "designees" are able to purchase warrants to satisfy the obligation incurred by Messrs. Wilson and Spickelmier. It would appear that any capital they are placing at risk to demonstrate confidence is mitigated by their ability to transfer their obligation to "designees."

2. The disclosure on page 39 represents the warrant purchase obligation of Messrs. Wilson and Spickelmier is mandatory and that
1.75 million warrants must be purchased by them so long as the price does not exceed $0.70 per warrant. Exhibit 10.11 indicates that the warrant purchases are mandatory and irrevocable only to the extent that FBW decides "in its sole discretion" to fill any orders. It would appear that even if the prices never exceed $0.70 per warrant, the full amount disclosed in the prospectus might not be purchased for Messrs. Wilson and Spickelmier`s accounts since FBW can decide not to fill those orders. Please revise your disclosure to reflect the arrangement outlined in exhibit 10.11. Also, clarify the factors
FBW will consider in exercising its "sole discretion" and the timing of such purchases. Are you going to be able to seek best prices? If our understanding of exhibit 10.11 is incorrect, please advise.

Financial Statements

3. With respect to our previous comment 13, we note your revisions.
We reiterate our request for you to disclose any net settlement provisions. Also, please revise to clarify the expected timing of the issuance of the underwriter purchase option and tell us whether the options will be issued regardless of the status of the registration statement.

4. We note your disclosure in Note 6 and the discussion on pages
24
and 47 of an expected life of the option of three years. However, the UPO appears to have a four year life from the date of issuance.
In general, we believe equity instruments issued to non-employees should be valued using the full contractual life as the expected life assumption. Please revise your disclosure accordingly, or tell us your basis for using a shorter expected life. We note you are a recently formed registrant and as such, presumably would not have relevant experience issuing similar instruments to the underwriter that may support a shorter expected life assumption.

5. Please tell us why you believe the volatility of a diversified index of approximately 2,000 companies, including companies with market capitalizations of over $1 billion, provides a reasonable volatility estimate for your company.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Babette Cooper (202) 551-3396 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Duc
Dang at (202) 551-3386.

						Sincerely,



						John Reynolds
      Assistant Director

Cc:  	Fred Stovall
	Fax #  (214) 758-1550

Jeffrey Davidson, Chief Executive Officer
JK Acquisitions Corp.
August 23, 2005
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